Exhibit 99.7

OPTION EXERCISE AGREEMENT

This OPTION EXERCISE AGREEMENT (this “Agreement”) is dated as of June 10, 2011, by and between DR. L.S. SMITH (the “Seller”) and NTR METALS, LLC, a Texas limited liability company (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller and Purchaser (each, a “Party” and together, the “Parties”) have previously entered into that certain Option Contract (the “Option Contract”), dated as of May 25, 2010, by and between Purchaser and Seller, pursuant to which Purchaser has the option (the “Option”) to purchase from Seller 1,000,000 shares of the common stock, par value $0.01 per share (the “Option Shares”) of DGSE Companies, Inc., a Nevada corporation (the “Company”); and

WHEREAS, Purchaser wishes to exercise its Option to purchase the Option Shares; and

WHEREAS, simultaneously with the execution hereof, the Parties have entered into that certain Escrow Agreement, dated June 10, 2011, by and among K&L Gates LLP (the “Escrow Agent”), Purchaser and Seller (the “Escrow Agreement”), pursuant to which Seller shall deposit the Option Shares into escrow; and

WHEREAS, the Seller wishes to accommodate the Purchaser’s request to distribute the Option Shares from escrow in increments of no less than 100,000 shares (an “Option Share Increment”) upon Purchaser’s deposit into escrow of funds equal to the exercise price of $6.00 per share, or $600,000 per Option Share Increment, multiplied by the number of Option Share Increments that Purchaser desires to purchase (the “Aggregate Exercise Price”); and

WHEREAS, Purchaser wishes to grant Seller a proxy to vote the shares underlying each Option Share Increment actually distributed to Purchaser (the “Proxy”) until such time as Purchaser has (i) purchased all 1,000,000 Option Shares and (ii) complied with all other terms of the Option Contract; and

WHEREAS, the Parties intend for this Agreement to be read in conjunction with the Option Contract, and, with the exception of Sections 2, 3 and 5 hereof (which sections shall terminate, along with this Agreement, on the Termination Date), nothing herein should be read to modify or supersede the Option Contract; provided, that following the Termination Date, the Stock Option Shares (as defined in the Option Contract) shall equal the Balance as of the Termination Date.

NOW, THEREFORE, the Parties, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, hereby agree as follows:

1. Right to Exercise. Purchaser shall have the right to exercise the Option and purchase the Option Shares from the date hereof until July 15, 2011 (the “Termination Date”). From and after the Termination Date, Purchaser shall only have the right to purchase the Option Shares pursuant to the terms of the Option Contract, and not this Agreement. Except for the provisions of this Section 1, this Agreement grants Purchaser no other rights, express or implied, with respect to the subject matter hereof.

2. Incremental Exercise. Purchaser must purchase the Option Shares only in whole, not partial, Option Share Increments. Purchaser may purchase Option Share Increments from time-to-time in its discretion until the Termination Date (each such purchase, a “Closing”); provided, however, that Purchaser shall purchase a minimum of one (1) Option Share Increment per Closing, and provided further, that Purchaser may purchase as many Option Share Increments per Closing as are then remaining in escrow (the “Balance”).

3. Exercise Price. From the date hereof until the Termination Date, the per share exercise price for the Option Shares shall be six dollars ($6.00) per share. Thereafter, the per share exercise price shall be as set forth in the Option Contract.

4. Method of Exercise. In order to purchase an Option Share Increment, Purchaser must:

a)	Deliver to Escrow Agent, with a copy to Seller, written notice (in the form attached hereto as Exhibit A) of its intent to purchase one or more Option Share Increment(s);

b)	Deliver to the Escrow Agent, with a copy to Seller, the Purchaser’s Instructions (as that term is defined in the Escrow Agreement);

c)	Deliver a Proxy to Seller, covering the shares underlying the Option Share Increments that Purchaser intends to purchase. Purchaser shall deliver a separate Proxy to Seller for each Closing, covering the Option Share Increments purchased during such Closing; and

d)	Deposit into escrow in immediately-available funds the Aggregate Exercise Price.

5. Grant of Proxy. Each Proxy shall be in the form attached hereto as Exhibit B, shall be irrevocable and shall be coupled with an interest, and shall remain in effect up to a maximum period of four (4) years from the date of disbursement of the Option Share Increment subject to such Proxy; provided, however, that the Proxy will terminate upon the earlier of (i) (x) Purchaser’s purchase of all of the Option Shares AND (y) the release of Dr. Smith as guarantor of the Company’s $1,500,000 line of credit with Texas Capital Bank, N.A., (ii) the death of Dr. Smith, or (iii) the appointment of a legal Guardian for Dr. Smith due to incapacity by reason of physical or mental condition.

6. Expiration. This Agreement shall terminate of the earlier of (i) the distribution of all of the Option Shares from escrow or (ii) the Termination Date. Upon the termination of this Agreement in accordance with this Section 6, the agreement of the Parties with respect to the subject matter hereof shall be governed only by the Option Contract. With the exception of Sections 2, 3 and 5 hereof (which sections shall terminate, along with this Agreement, on the Termination Date), nothing herein should be read to modify or supersede the Option Contract; provided, that following the Termination Date, the Stock Option Shares (as defined in the Option Contract) shall equal the Balance as of the Termination Date.

7. Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8. Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party may assign any of its rights hereunder without the prior written consent of the other Party. No assignment shall relieve the assigning Party of any of its obligations hereunder.

9. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

11. Entire Agreement. This Agreement, together with the Escrow Agreement and Option Contract, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Upon the termination this Agreement in accordance with Section 6, the agreement of the Parties with respect to the subject matter hereof shall be governed only by the Option Contract. With the exception of Sections 2, 3 and 5 hereof (which sections shall terminate, along with this Agreement, on the Termination Date), nothing herein should be read to modify or supersede the Option Contract; provided, that following the Termination Date, the Stock Option Shares (as defined in the Option Contract) shall equal the Balance as of the Termination Date.

12. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally-recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses indicated below.

If to Seller:	Dr. L.S. Smith 11311 Reeder Road Dallas, Texas 75229 Email: lssmith1@airmail.net with a copy to: K&L Gates LLP 1717 Main Street Suite 2800 Dallas, Texas 75201 Attention: I. Bobby Majumder, Esq. E-mail: bobby.majumder@klgates.com

If to Purchaser:	NTR Metals, LLC 10720 Composite Drive Dallas, Texas 75220 Attention: Trey Gum, General Counsel E-mail: tgum@ntrmetals.com

13. Duty to Cooperate. Each Party to this Agreement agrees to perform any further acts, and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

14. Severability. If any term or provision of this Agreement is deemed invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Texas. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Texas in each case located in the city of Dallas and County of Dallas, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such Party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

16. Attorneys’ Fees. The parties agree that the attorneys’ fees provision of Section 15 of the Option Contract shall apply to this Agreement.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Dated June 10, 2011

SELLER:

/s/ Dr. L.S. Smith
Dr. L.S. Smith

PURCHASER:

NTR METALS, LLC, a Texas limited liability company

/s/ John R. Loftus
By:	John R. Loftus
Title:	President

EXHIBIT A

NOTICE OF INTENT TO PURCHASE

K&L Gates LLP

1717 Main Street, Suite 2800

Dallas, Texas 75201

Attention: I. Bobby Majumder, Esq.

Dear Mr. Majumder:

Please be advised that pursuant to the Option Exercise Agreement, dated as of June 10 2011, by and between NTR Metals, LLC, a Texas limited liability company (the “Company”), and Dr. L.S. Smith, the Company hereby requests the disbursement of              shares of the common stock of DGSE Companies, Inc. from escrow upon your receipt of our payment of the Aggregate Exercise Price.

All capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Option Exercise Agreement.

Dated this      day of             , 2011

NTR METALS, LLC,
a Texas limited liability company

By:
Title:

cc:	Dr. L.S. Smith
11311 Reeder Road
Dallas, Texas 75229
Email: lssmith1@airmail.net

EXHIBIT B

IRREVOCABLE PROXY TO VOTE

SHARES IN

DGSE COMPANIES, INC.

                 , 2011

This Irrevocable Proxy to Vote Shares (this “Proxy”) is made and entered into effective as of the      day of             , 2011 (the “Effective Date”), by and between NTR METALS, LLC, a Texas limited liability company (“NTR”) and DR. L.S. SMITH, an individual (“Dr. Smith”).

WHEREAS, NTR has acquired              shares of the common stock, par value $0.01 per share (the “Shares”), of DGSE Companies, Inc., a Nevada Corporation (“DGSE”), from an escrow account established under the terms of that certain Escrow Agreement, dated June 10, 2011 (the “Escrow Agreement”), by and among NTR, Dr. Smith and K&L Gates LLP; and

WHEREAS, as a condition to acquiring the Shares, NTR is required to grant Dr. Smith its proxy to vote the Shares until such time as NTR has purchased 1,000,000 Shares.

NOW, THEREFORE, in consideration of the mutual covenants and consideration as described in this Proxy, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

(1) NTR hereby nominates and appoints Dr. Smith as the attorney or proxy to represent NTR and vote the percentage interest in DGSE represented by the Shares and any other votes or voting rights to which it may be entitled by virtue of NTR’s ownership of the Shares, with respect to any matter regarding DGSE on which NTR may be entitled to vote.

(2) This Proxy is given voluntarily and without any solicitations by any agent of DGSE. This Proxy is irrevocable and coupled with an interest, and will remain in effect as to the Shares for so long as NTR owns the Shares, up to a maximum period of four (4) years from the Effective Date; provided, however, that this proxy will terminate upon the earlier of (i) (x) NTR’s purchase of an aggregate of 1,000,000 Shares, and (y) the release of Dr. Smith as guarantor for DGSE’s $1,500,000 line of credit with Texas Capital Bank, N.A., (ii) the death of Dr. Smith, or (iii) the appointment of a legal Guardian for Dr. Smith due to incapacity by reason of physical or mental condition.

IN WITNESS WHEREOF, the undersigned has signed this proxy on the date above first written.

DR. L.S. SMITH

NTR METALS, LLC, a Texas limited liability company

By:
Title: